Filed pursuant to 424(b)(3)
Registration No. 333-76498
G REIT, INC.

Supplement No. 2 dated September 13, 2002
to the Prospectus dated July 22, 2002

This Supplement No. 2 supplements, modifies and supersedes some of the information contained in our prospectus dated July 22, 2002 and Supplement No. 1 dated July 23, 2002. Unless we define a term in this Supplement No. 2, you should rely on our prospectus for the meaning of any defined terms. References in this Supplement No. 2 to “us,” “we,” or “our company” mean G REIT, Inc. and G REIT, L.P., unless the context otherwise requires.

STATUS OF OUR OFFERING

General

As of September 13, 2002, we had offered 20,000,000 and sold 574,053 shares of our common stock available for distribution to the public on a “best efforts” basis, and issued an additional 356 shares to shareholders participating in our dividend reinvestment plan, resulting in gross proceeds of approximately $5,728,639. After taking into account cash used in connection with the acquisition of real estate properties, loans, and payment of selling commissions, marketing support and due diligence reimbursement fees, we had approximately $1,000,000 in cash available to invest in properties as of September 13, 2002.

FEES AND EXPENSES PAID IN CONNECTION WITH OUR OFFERING

Selling Commissions

As of September 13, 2002, we had incurred approximately $407,893 in selling commissions due to the Dealer Manager, a portion of which has been paid to participating broker-dealers as commissions.

Marketing Support and Due Diligence Reimbursement Fee

As of September 13, 2002, we had incurred approximately $108,772 in marketing support and due diligence reimbursement fees to the Dealer Manager, a portion of which has been reallowed to participating broker-dealers.

Other Organizational and Offering Expenses

As of September 13, 2002, we had incurred approximately $143,513 in other organizational and offering expenses.

PROPERTY ACQUISITIONS

5508 Highway 290—Austin, Texas

On September 13, 2002, through our wholly owned subsidiary, GREIT—5508 Highway 290 West, LP, a Texas limited partnership, we acquired the 5508 Highway 290 West Building. The seller was not an affiliate of our Company or our Advisor. The total purchase price of the property was $10,300,000. The purchase was financed by Greenwich Capital Financial Products, Inc. which provided a $6,700,000 first mortgage loan with an interest rate at 400 basis points over LIBOR. We are required to make interest-only payments until the due date of September 1, 2003, at which time the loan will have to be paid in full or refinanced.

The property is located in southwest Austin, Texas on U.S. Highway 290 west of the intersection of Loop 1. There is new development activity in the immediate neighborhood, including hotel, office and retail centers on the nearby Southwest Parkway. Prestigious residential areas, including Barton Hills, Westlake Hills,

Lost Creek and Barton Creek are within three miles of the property. Austin’s Bergstrom International Airport is accessible via Highway 290.

Built in 2001, the property consists of two three-story office buildings—a main building and a back building of approximately 61,800 and 13,000 square feet, respectively, for a total of approximately 74,800 square feet on 6.5 acres. The property has approximately 332 parking spaces and is approximately 99% leased to primarily national, regional and local credit tenants, including the Office of the Attorney General of the State of Texas, SAM, Inc. (formerly Survey and Mapping, Inc.), Brooks Automation, Air Products and Chemicals, Inc., and SunGard Energy System. No leases expire during the next twelve-months. Government entities and contractors doing business with Federal, state and local government agencies occupy approximately 23% of the property. With the exception of one lease, all of the leases are on a net basis, with the tenants paying a full pro-rata share of all reimbursable expenses. The remaining tenant has a full service lease. Leases representing approximately 68% of the rentable area will expire in 2006. As of August 30, 2002, a total of 74,089 square feet or 99% of the total rentable area was leased to 11 tenants.

The following table provides certain information with respect to the leases at this property with these tenants.

Lessee	Rentable Square Feet	Lease Ends	Current Base Annual Rent	Rent Per Square Foot	Changes to Rent Per Square Foot
Air Products and Chemicals, Inc.	18,247	8/2006	$273,705	$15.00	9/2002: $15.40 9/2003: $15.80 9/2004: $16.20 9/2005: $16.60
Avocet Investment Partners, L.P.	1,950	4/2007	$23,400	$12.00	5/2004: $15.40 5/2005: $15.80 5/2006: $16.20
Benton Enterprises, Inc.	2,245	9/2006	$33,675	$15.00	9/2002: $15.50 9/2003: $16.00 9/2004: $16.50 9/2005: $17.00
Brooks Automation	6,594	3/2008	$105,504	$16.00	4/2003: $17.00 4/2005: $18.00 4/2006: $18.50 4/2007: $19.00
Creative Support Solutions	2,267	9/2006	$36,272	$16.00	10/2002: $16.50 10/2003: $17.00 10/2004: $17.50 10/2005: $18.00
E-Comm Networks	6,244	12/2005	$87,416	$14.00	1/2002: $15.10 1/2003: $16.26 1/2004: $17.57 1/2005: $18.74
Epic Edge	11,146	1/2006	$161,617	$14.50	1/2003: $15.25 1/2004: $16.00 1/2005: $16.75 1/2006: $17.50
Southern Clay Product	2,471	1/2007	$32,123	$13.00	2/2003: $13.50 2/2004: $14.00 2/2005: $14.50 2/2006: $15.00
State of Texas Attorney General*	5,136	12/2006	$116,536	$22.69	1/2003: $23.14 1/2004: $23.60 1/2005: $24.07 1/2006: $24.55
SunGard Energy System	5,383	1/2006	$78,054	$14.50	2/2002: $15.25 2/2003: $16.00 2/2004: $16.75 2/2005: $17.50
SAM, Inc.* (formerly Surveying & Mapping, Inc.)	12,406	1/2007	$142,669	$11.50	2/2003: $11.85 2/2004: $12.20 2/2005: $12.57 2/2006: $12.94
Vacant	717	N/A	N/A	N/A	N/A

*	Government entity or government contractor.

The following table provides certain information with respect to lease expirations at this property.

Year Ending December 31	Number of Leases Expiring	Rentable Sq. Ft. of Leases Expiring	Base Annual Rent of Leases Expiring (1)	Percent of Total Building Rentable Sq. Ft. Represented by Leases Expiring	Percent of Gross Annual Base Rent Represented by Leases Expiring (1)
2002	0	0	$0.00	0%	0%
2003	0	0	$0.00	0%	0%
2004	0	0	$0.00	0%	0%
2005	1	6,244	$87,416	8%	8%
2006	6	44,424	$699,859	60%	64%
2007	3	16,827	$198,192	23%	18%
2008	1	6,594	$105,504	9%	10%
2009	0	0	$0.00	0%	0%

(1)	These amounts are based on the respective property’s current base annual rent, which may increase under the terms of the lease applicable to the respective property.

We do not anticipate making any significant repairs or improvements to this property over the next few years. However, if we were to make any repairs, the majority of the tenants would be obligated to pay for such improvements under the provisions of their respective leases. At this time, we do not know of any specific environmental hazards or risks associated with the building. A Phase I Environmental Review was completed by a third party and no hazardous conditions or substances were present on the property. When we calculate depreciation expense for tax purpose, we use the straight-line method and depreciate buildings and improvement over estimated useful lives of 39 and 15 years, respectively. For federal income tax purposes, our depreciable basis in the property is approximately $7,700,000. The real estate tax rate for the year ended December 31, 2001 was approximately 2.5% and real estate taxes on the property were approximately $95,163.

We retained Triple Net Properties Realty, Inc., an affiliate of our advisor, to manage the property for a property management fee equal to 5% of the gross income of the property in addition to compensation for property-level services, including leasing fees, loan origination and servicing fees and property tax reduction fees.

Austin, Texas

Office Market

The first six months of 2002 were not very encouraging for office space as rental rates declined by an average of 11.6% and average occupancy dropped to 77%. The collapse of the “dot.com industry” in 2001 continues to have a significant impact on the Austin office market. During the first six months of 2002, there was a substantial amount of direct space absorption citywide, approximately 560,000 square feet, with the largest increases in the Far Northwest, Central Business District and the Southwest areas of Austin. However, the Southwest market is the strongest Austin market, with direct vacancy at approximately 6%. However, as Austin’s economy remains strong despite the national recession, Austin remains attractive to corporate relocations.

Economy

In 1963, IBM opened a manufacturing facility in Austin. Texas Instruments followed soon after by locating a plant there in 1966. In 1974 Motorola relocated to Austin. Then in 1983, Microelectronics and Computer Technology Corporation, the country’s first private-sector high technology consortium, chose to locate in Austin after considering 57 cities in 27 states. In 1984 3M decided to relocate five of its divisions from Minnesota to Austin, including their research and development and administrative divisions. In addition, Austin has a reputation for entrepreneurial successes. In 1988 INC. magazine named Austin the Number One entrepreneurial city in the U.S. based on the number of new enterprises being created. As an example, Michael Dell began Dell Computer Corporation in 1982 while he was a freshman at the University of Texas at Austin. Dell is now a Fortune 500 company with 16,000 employees. Today, firms in the Austin region are producing new products, processes and services that have the potential to drive the next generation of information-intensive industries and to grow vast new markets

In November 1998, FORTUNE named Austin as the “Number 1 Best City for Business in North America.” In 1999, FORTUNE again included Austin on its list of Best Cities for Business in North America; ranking Austin No. 3. More recently, in 2001, FORBES ranked Austin No. 2 in its “Best Places to Do Business and Advance Your Career”. Austin in the 21st century is one of the leading centers of the high technology industry. High tech employment in the region almost doubled from 1990 through 2000, adding close to 50,000 high tech jobs. Today, Austin ranks as the third most wired city in the nation, behind San Francisco and San Jose.

Austin has a strong, diversified economy. The technology sector is powerful, firmly rooted in electronics and semiconductors, computers and peripherals and software. Call centers and logistics have grown rapidly in recent years and film and music make Austin buzz with creativity. Other industries, such as biosciences and multimedia are also on the rise.

Housing

Austin is seeing a revitalization in its housing market, with several loft renovations and the introduction of new housing to historical structures. Apartment and condominium developments are located near the Central Business District, the Capitol Complex and the Entertainment District. Southwest Austin offers the extraordinary natural beauty of the Texas Hill Country. As home to seven area universities and colleges, including the University of Texas, there is an educated workforce.

FEES PAID IN CONNECTION WITH THE ACQUISITION OF PROPERTIES

Fees Paid in Connection with the Acquisition of the 5508 Highway 290

Acquisition Expenses

We paid costs and expenses for selecting, evaluating and acquiring this property, including surveys, appraisals, title insurance and escrow fees, legal and accounting fees and expenses, architectural and engineering reports, environmental and asbestos audits, travel and communication expenses, and other related expenses totaling approximately $26,000.

Property Management Fee

We pay Triple Net Properties Realty, Inc., an affiliate of our Advisor, a proportionate share of a property management fee equal to 5% of the gross income from the property however, a portion of this fee may be re-allowed to a third-party property manager. This fee is paid monthly. As of September 13, 2002, we had not incurred any property management fees.

Real Estate Commission

The purchase price included a sales commission payable to Triple Net Properties Realty, Inc., an affiliate of the Advisor, of $300,000, approximately 3% of the purchase price.

POTENTIAL PROPERTY ACQUISITIONS

We currently are considering several potential property acquisitions. Our decision to acquire one or more of these properties will generally depend upon:

•	our receipt of a satisfactory environmental survey and property appraisal for each property;

•	no material adverse change occurring in the properties, the tenants or in the local economic conditions; and

•	our receipt of sufficient financing, either through the net proceeds from this offering or satisfactory debt financing.

There can be no assurance that any or all of the conditions will be satisfied or, if satisfied, that we will acquire any additional properties.

CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

Effective August 22, 2002, our Board of Directors dismissed the accounting firm of Squar, Milner, Reehl & Williamson, LLP and approved the engagement of Grant Thornton LLP, as its independent accountants for the year ending December 31, 2002. The decision to engage Grant Thornton LLP was approved by our Board of Directors on the recommendation of its audit committee. Additional disclosure with respect to this change of auditors is incorporated herein by reference to the Company’s Current Report on Form 8-K dated August 22, 2002 filed on August 28, 2002.